June 17, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention: Terence O’Brien, Accounting Branch Chief

RE:    Aegion Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-35328

Dear Mr. O’Brien:

On behalf of Aegion Corporation (the “Company”), I am writing in response to the comment contained in the letter dated May 30, 2014 (the “Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”), filed on February 28, 2014.

We have made every effort to address the observations and recommendations included in the Letter. For your convenience, we have included below in italics the original text of the comments from the Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Goodwill, page 49

1.
Based on your response to prior comment 1, it appears you are aggregating Fyfe North America, Fyfe Asia and Fyfe Latin America into a single reporting unit because they have similar economic interests based on ASC 350-20-35-35, which refers to the criteria in ASC 280-10-50-11. Please provide us with an analysis that includes historical revenues, gross profit margins, and operating profits for all three Fyfe reporting units, along with any other information you believe would be useful to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Response: The Company advises the Staff that in accordance with ASC 350-20-35-35, which refers to aggregation criteria in ASC 280-10-50-11, the Company reviewed past and present financial measures for Fyfe North America, Fyfe Asia, and Fyfe Latin America for the years ended December 31, 2013 and 2012, as part of its determination to aggregate all three Fyfe reporting units.

Securities and Exchange Commission
Mr. Terence O’Brien
June 17, 2014

These financial measures are reflected in the tables below (in thousands):

	Fyfe North America		Fyfe Asia		Fyfe Latin America		Total Commercial and Structural Segment
Year ended December 31, 2013:	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenues:
Installation	$28,811	67%	$10,613	66%	$235	26%	$39,659	66%
Product sales	14,367	33%	5,472	34%	665	74%	20,504	34%
Total	43,178		16,085		900		60,163

Gross Profit:
Installation	8,157		4,624		254		13,035
Product sales	5,538		1,657		248		7,443
Total	13,695	32%	6,281	39%	502	56%	20,478	34%

Operating expenses (1)	18,969	44%	5,337	33%	922	102%	25,228	42%

Operating income	$(5,274)	(12)%	$944	6%	$(420)	(47)%	$(4,750)	(8)%
_____________________

(1)	Includes the reversal of $0.3 million of contractual earnouts related to Fyfe Latin America as operating results were below the stated threshold amounts in the purchase agreement.

	Fyfe North America		Fyfe Asia		Fyfe Latin America		Total Commercial and Structural Segment
Year ended December 31, 2012:	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenues:
Installation	$42,855	70%	$7,467	64%	$571	47%	$50,893	68%
Product sales	18,734	30%	4,206	36%	650	53%	23,590	32%
Total	61,589		11,673		1,221		74,483

Gross Profit:
Installation	23,003		3,287		308		26,598
Product sales	8,505		1,179		248		9,932
Total	31,508	51%	4,466	38%	556	46%	36,530	49%

Operating expenses (2) (3)	20,688	34%	5,442	47%	1,264	104%	27,394	37%

Operating income	$10,820	18%	$(976)	(8)%	$(708)	(58)%	$9,136	12%
_____________________

(2)	Includes $1.7 million and $0.5 million of acquisition-related expenses incurred in connection with the acquisitions of Fyfe Asia and Fyfe Latin America, respectively.

(3)	Includes the reversal of $0.4 million of contractual earnouts related to Fyfe Latin America as operating results were below the stated threshold amounts in the purchase agreement.
In its response to prior comment 1, the Company stated that historical averages of gross profit margins in each reporting unit were approximately 35% to 40%. Since its acquisition in April 2012, Fyfe Asia has had consistent gross margins of 39% and 38% in 2013 and 2012, respectively. However, Fyfe North America recorded gross margins of 32% and 51% in 2013 and 2012, respectively, and were (i) below management’s expected gross margin range of 39%

Securities and Exchange Commission
Mr. Terence O’Brien
June 17, 2014

to 40% in 2013 primarily due to the departure of several key leaders in sales and operations in late 2012 and (ii) above management’s expected gross margin range in 2012 primarily due to specific key project wins that carried higher than normal margin expectations. To address the lower than expected gross margins in 2013, the Company increased its investment in the sales and operational organizations of Fyfe North America. The Company continues to monitor these investments and believes these efforts will lead to improvements in contract bidding, sales acquisitions, backlog and project execution in 2014, and as such, gross margins are expected to improve to anticipated levels near 40% in 2014 and beyond. In order to achieve expected gross margin levels of approximately 40% in Fyfe North America, revenues must cover certain ongoing fixed costs of sales; and while Fyfe North America was unable to cover these fixed costs in 2013, the Company believes its investments, as noted above, will lead to expected gross margin levels. Fyfe Latin America is in an emerging market and gross margins are less predictable in the near term. Although not material to the reporting unit as a whole, the Company believes that Fyfe Latin America will generate average gross margins in the range of 39% to 40% in the long term as the business matures.

The Company also considered the long-term gross margin expectations of each Fyfe reporting unit in determining economic similarity, as prescribed by ASC 350. As part of the Company’s goodwill testing in 2013, the following gross margin expectations were used in the Company’s discounted cash flow projections for each Fyfe reporting unit for fiscal years 2014 to 2020: (i) 42%, 41%, 41%, 40%, 40%, 40% and 40% for Fyfe North America; (ii) 40%, 40%, 39%, 39%, 39%, 39% and 39% for Fyfe Asia; and (iii) 52%, 39%, 40%, 40%, 39%, 40% and 40% for Fyfe Latin America. The long-term average gross margin of each Fyfe reporting unit from years 2014 to 2020 is within the range of 39% to 41%.

The Company, in accordance with ASC 350, also considered the mix of revenues for each reporting unit as part of the determination to aggregate the three Fyfe reporting units. Approximately two-thirds of revenues are generated from installation work and one-third are generated from product sales for both of the more mature Fyfe North America and Fyfe Asia units. The Fyfe Latin America unit is in an emerging market, and due to its small size and relative newness in the market, Fyfe Latin America relies heavily on sales of its market-leading products and technology. Additionally, Fyfe Latin America operates in a region that presents greater operational challenges and risks than those faced by Fyfe North America and Fyfe Asia, and as such, the Company may pursue growth through proven, high quality distribution channels and approved installers. The Company regularly assesses these risks as it operates and grows its Fyfe Latin America unit, and in the long-term, it expects the mix of revenues for Fyfe Latin America to more closely resemble the mix of revenues of the other two Fyfe reporting units and reflect economic similarity.

Operating profits for each of the three Fyfe reporting units have been volatile since being acquired. This volatility was primarily due to: (i) turnover in the sales and operational organizations and project execution issues in Fyfe North America; (ii) entry into new countries in Fyfe Asia; and (iii) entry as a small business in an emerging market in Fyfe Latin America. As noted above, the Company has put in place corrective steps to bring all Fyfe units into an expected gross margin range of 39% to 40% in the long term. Exclusive of acquisition-related items in Fyfe Asia and Fyfe Latin America and sales and operational changes in Fyfe North America, the Company expects operating profits for each of the three Fyfe units to be in the range of 10% to 15% of revenues in the long term.

Based on the above, and in conjunction with the Company’s response to prior comment 1, the Company determined that Fyfe North America, Fyfe Asia and Fyfe Latin America reporting units meet the aggregation criteria and the similar economic interest requirements of ASC 350-20-35-35.

Securities and Exchange Commission
Mr. Terence O’Brien
June 17, 2014

Pursuant to your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin
David A. Martin Senior Vice President and Chief Financial Officer